Exhibit 23.3

Ref.: 3399.20522

November 22, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Consent of Sproule Associates Inc.

Dear Sirs:

Sproule Associates Inc. (“Sproule”) consents to the use of its name and to the use of its report dated April 5, 2006 regarding the crude oil and natural gas reserves of Kodiak Oil & Gas Corp. as of January 1, 2006, which report is to be included by reference in Form S-8 to be filed by Kodiak Oil & Gas Corp. with the Securities and Exchange Commission.

Sproule has no financial interest in Kodiak Oil & Gas Corp. or in any of its affiliated companies or subsidiaries and is not to receive any such interest as payment for such report and has no director, officer, or employee employed or otherwise connected with Kodiak Oil & Gas Corp. We are not employed by Kodiak Oil & Gas Corp. on a contingent basis.

Sincerely,

Ken H. Growther, P.Eng.
President